United States securities and exchange commission logo





                          May 10, 2024

       Stephen Dilly
       Chief Executive Officer
       Codexis, Inc.
       200 Penobscot Drive
       Redwood City, CA 94063

                                                        Re: Codexis, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 2, 2024
                                                            File No. 333-279082

       Dear Stephen Dilly:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Carlton Fleming